恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT CO. LTD.
6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九○八 八八八八 圖文傳真：二九○八 八八三八 電子郵件：henderson@hld.com

04012408

Our Ref.: HASE/JY/HL/03130

82-1561

16th January, 2004

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement

We enclose for your information a copy of the Company's announcement on 15th January, 2004 in relation to the issue of HK$5,000,000,000 1.0% guaranteed convertible notes due 2006 by Henson International Finance Limited convertible into ordinary shares of the Company, which has been advertised in newspapers on 16th January, 2004.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

dlw 1/28

This announcement is not an offer to sell or the solicitation of an offer to buy any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy thereof may be taken into or distributed in the United States or to any US persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold in accordance with all applicable laws and regulations.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

ISSUE OF HK$5,000,000,000 1.0% GUARANTEED CONVERTIBLE NOTES DUE 2006 BY HENSON INTERNATIONAL FINANCE LIMITED

CONVERTIBLE INTO ORDINARY SHARES OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED

On 15 January 2004, the Company, the Issuer and the Lead Manager entered into the Subscription Agreement whereby the Lead Manager agreed to subscribe, or procure subscribers, for the Convertible Notes of principal amount of HK$5,000,000,000 subject to the terms and conditions of the Subscription Agreement. The initial Conversion Price is HK$48.96, being a premium of 20% over the closing price of the Shares quoted on the Stock Exchange on 15 January, 2004, being the date on which the Subscription Agreement was signed. Assuming full conversion of the Convertible Notes at the Conversion Price of HK$48.96, the Convertible Notes will be convertible into 102,124,183 Shares (subject to adjustment), representing approximately 5.63% of the issued share capital of the Company as at the date of this announcement and approximately 5.33% of the enlarged issued share capital of the Company.

The Lead Manager has been granted an Option which can be exercised once, in whole or in part, at any time up to and including the 30th day following the Closing Date, to require the Issuer to issue up to a further HK$750,000,000 in aggregate principal amount of Notes. The Option has been exercised in full on the date of the Subscription Agreement. The aggregate principal amount of Notes is HK$5,750,000,000.

The Noteholders will have the right to convert their Convertible Notes into Shares at any time from 30 days after the Closing Date up to 30 days prior to the Maturity Date. The Convertible Notes are guaranteed (if not converted) by the Company. Unless previously purchased and cancelled, redeemed or converted, the Convertible Notes will be redeemed at 82.0% of their principal amount on the Maturity Date.

The estimated net proceeds from the issue of the Convertible Notes (including the Optional Notes) amount to approximately HK$5,647 million. The proceeds are currently intended to be used by the Company for general working capital purposes including but not limited to the acquisition and development of new sites to be put up for auction or tender by the Hong Kong Government.

Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Subscription Agreement may be terminated in certain circumstances. Please refer to the section headed "Subscription Agreement" below for further information.

As the Subscription Agreement may or may not complete, Shareholders and prospective investors are advised to exercise caution when dealing in the Shares of the Company.

An application will be made to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

An application will be made for the listing of the Convertible Notes on the Stock Exchange or the Luxembourg Stock Exchange.

SUBSCRIPTION AGREEMENT

Date:	15 January, 2004
Lead Manager:	Goldman Sachs (Asia) L.L.C., which is independent of and not connected with any of the substantial shareholders, chief executive and the directors of the Company, its subsidiaries and associates of any of them.
Subscription:	The Lead Manager has agreed to subscribe, or to procure subscribers who are independent of and not connected with any of the substantial shareholders, chief executive and the directors of the Company, its subsidiaries and associates of any of them, for the Convertible Notes in an aggregate principal amount of HK$5,000 million.
	The Convertible Notes will be offered and sold to persons whose ordinary business involves buying, selling or investing in securities outside the United States in reliance upon Regulation S of the US Securities Act. None of the Convertible Notes will be offered to the public in Hong Kong.

Conditions precedent:	Completion of the subscription of the Convertible Notes is conditional upon, inter alia, the offering circular to be issued by the Issuer in connection with the Convertible Notes being in a form and content reasonably satisfactory to the Lead Manager, the Stock Exchange having agreed to list the new Shares upon conversion of the Convertible Notes, the listing of the Convertible Notes on the Stock Exchange or the Luxembourg Stock Exchange (or the Lead manager being reasonably satisfied that such listing will be granted), the issuance of certain legal opinions, execution of lock-up agreements by Henderson Development Limited, Believegood Limited and Cameron Enterprise Inc. each undertaking not to enter into transactions to sell any Shares for 90 days from the Closing Date (or from the date of issue of the Optional Notes (if any)), the issuance of auditors' letters in the form reasonably satisfactory to the Lead Manager, there being no change, or any development or event reasonably likely to involve a prospective change, in the financial condition, operations, business or properties of the Group as a whole, which, in the opinion of the Lead Manager, is material and adverse and which makes it, in the opinion of the Lead Manager, impracticable to market the Convertible Notes at the Closing Date. In the event that the conditions are not fulfilled or waived in whole or in part (at the discretion of the Lead Manager) by the Closing Date, the parties to the Subscription Agreement shall be released and discharged from their respective obligations thereunder.
Option:	The Lead Manager has been granted an Option which can be exercised, in whole or in part and on one occasion only, at any time up to and including the 30th day following the Closing Date, to require the Issuer to issue up to a further HK$750,000,000 in aggregate principal amount of Notes. The Option has been exercised in full on the date of the Subscription Agreement. The aggregate principal amount of Notes is HK$5,750,000,000.
Termination:	The Lead Manager is entitled to terminate the Subscription Agreement at any time prior to the payment of the net subscription monies for the Convertible Notes to the Issuer upon the occurrence of certain circumstances which include, inter alia, (i) any representation or warranty by the Issuer or the Company in the Subscription Agreement is or proves to be untrue or incorrect; (ii) failure by the Issuer or the Company to perform any of their respective material obligations in the Subscription Agreement; (iii) if any of the conditions precedent of the Subscription Agreement is not satisfied or waived by the Lead

Manager on the Closing Date; (iv) if in the opinion of the Lead Manager there have occurred a suspension or material limitation in trading in the Company's securities or in securities generally on the Stock Exchange, a general moratorium on commercial banking activities in New York, London or Hong Kong declared by the relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services in the United States, the United Kingdom, Belgium or Luxemburg; or the outbreak or escalation of hostilities involving the United States, the United Kingdom or Hong Kong or the declaration by the United States, the United Kingdom or Hong Kong of a national emergency or war or the occurrence of any other calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in the United States, the United Kingdom, Hong Kong or elsewhere, which in the judgment of the Lead Manager makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Notes being delivered at such time on the terms and in the manner contemplated in the Offering Circular.

Fees:	A combined management and underwriting commission and selling concession will be charged by the Lead Manager and paid by the Issuer or failing whom the Company.
Completion:	Subject to the above conditions, completion of the Convertible Notes is expected to take place on the Closing Date.

PRINCIPAL TERMS OF THE CONVERTIBLE NOTES

The principal terms of the Convertible Notes are summarised as follows:

Issuer:	Henson International Finance Limited, a company incorporated with limited liability in the Cayman Islands, which is a wholly-owned subsidiary of the Company
Guarantor:	Henderson Land Development Company Limited, a company incorporated with limited liability in Hong Kong
Principal amount:	HK$5,000,000,000
Interest:	1.0% per annum, payable semi-annually in arrear
Conversion period:	Noteholder(s) may exercise conversion rights at any time from 30 days after the Closing Date to 30 days prior to the Maturity Date.

Conversion Price:	HK$48.96 per Share representing a premium of 20% over the closing price of HK$40.80 per Share as quoted on the Stock Exchange on 15 January 2004, being the date of the Subscription Agreement, and a premium of approximately 24.11% over the average of the closing price of the Shares as quoted on the Stock Exchange for the ten trading days ended 15 January 2004 of HK$39.45. The Conversion Price will be subject to adjustment for, amongst other things, consolidations/subdivisions of Shares, capital distributions, bonus issues, rights issues and other events which may have a diluting effect on Noteholders. The Conversion Shares will be issued and allotted pursuant to the general mandate granted by the Shareholders to the Directors in the annual general meeting held on 1 December, 2003.
Ranking of Conversion Shares:	Conversion Shares will rank pari passu in all respects with the Shares then in issue on the relevant date of registration of holders of such Shares on the register of members of the Company.
Redemption at option of the Issuer:	The Issuer may redeem the Convertible Notes in whole, but not in part, at a redemption price equal to the Early Redemption Amount together with accrued interest: (a) on or at any time after six months from the Closing Date and before the Maturity Date if the closing price of the Shares on at least 15 Trading Days in any period of 30 consecutive Trading Days (as defined in the Terms and Conditions of the Convertible Notes) exceeds 120% of the Conversion Price; or (b) at any time prior to maturity if at least 90% in principal amount of the Convertible Notes have already been converted, redeemed or purchased and cancelled.
Tax Redemption:	The Issuer may redeem all but not some only, of the Notes at their Early Redemption Amount together with accrued interest in the event of certain changes in taxation in the Cayman Islands or Hong Kong.
Redemption at option of the Noteholders:	The Convertible Notes may be redeemed, at the option of the Noteholders, by the Issuer (a) on the first anniversary of the Closing Date at 92.0% of their principal amount, and (b) in the event of a Material Asset Transfer (as defined in the offering circular to be issued in connection with the Convertible Notes) of the Company or a delisting of the Shares at the Early Redemption Amount together with accrued interest.

Maturity:	Unless previously purchased and cancelled, converted or redeemed, each Convertible Note shall be redeemed at 82.0% of their principal amount on the Maturity Date.
Voting rights:	Noteholders will not have any right to attend or vote in any meeting of the Company by virtue of their being Noteholders.
Listing:	An application will be made for a listing of the Convertible Notes on the Stock Exchange or the Luxembourg Stock Exchange. An application will be made to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.
Form of the Convertible Notes:	Registered
Denomination:	HK$10,000

PROHIBITION AGAINST ISSUE OF NEW SHARES AND INCURRENCE OF INDEBTEDNESS

Under the Subscription Agreement, it was agreed that:

(i) for a period of 90 days after the Closing Date (or if any, the date of issue of the Optional Notes) neither the Issuer nor the Company will without the prior written consent of the Lead Manager (such consent not to be unreasonably withheld) issue, offer, sell, pledge or otherwise dispose of (or publicly announce any such issuance, offer, sale or disposal) any Shares or securities convertible or exchangeable into or exercisable for Shares or warrants or other rights to purchase Shares or any security or financial product whose value is determined directly or indirectly by reference to the price of the Shares; and

(ii) for a period of 45 days after the date of the Subscription Agreement, neither the Issuer nor the Company will without the prior written consent of the Lead Manager (such consent not to be unreasonably withheld) incur any indebtedness that has a maturity of more than one year from its date of incurrence and that is evidenced by any agreement or other instrument in respect of (i) money borrowed under a syndicated banking facility; (ii) any bond, note, loan stock, debenture or any similar instrument; (iii) acceptance or commercial paper facilities; and (iv) the deferred purchase price of assets or services (other than goods and services obtained on normal commercial terms in the ordinary course of trading).

EFFECT ON THE SHARE CAPITAL

Based on the initial Conversion Price of HK$48.96 and assuming full conversion of the Convertible Notes (including the Optional Notes), the Convertible Notes (including the Optional Notes) will be convertible into 117,442,810 Shares (subject to adjustment), representing approximately 6.47% of the issued share capital of the Company as at the date of this announcement and approximately 6.08% of the enlarged issued share capital of the Company.

The following table summarises the shareholding structure of the Company as at the date of this announcement:

	Existing (as at the date of this announcement)		Assuming that the Convertible Notes (including the Optional Notes) are fully converted into Shares at the Conversion Price of HK$48.96 each	
Name of Shareholder	**No. of Shares**	**% to issued share capital of the Company**	**No. of Shares**	**% to enlarged issued share capital of the Company**
Henderson Development Ltd. and its associated corporations	1,122,938,300	61.88%	1,122,938,300	58.12%
Other Shareholders	691,641,700	38.12%	691,641,700	35.80%
Noteholders	—	—	117,442,810	6.08%
Total	1,814,580,000	100.00%	1,932,022,810	100.00%

USE OF PROCEEDS

The net proceeds from the issue of the Convertible Notes (including the Optional Notes), after deducting expenses, including but not limited to the underwriting commission to be charged by the Lead Manager, are estimated to be approximately HK$5,647 million. The Company presently intends to use such proceeds for general working capital purposes including but not limited to the acquisition and development of new sites to be put up for auction or tender by the Hong Kong Government. The conversion of the Convertible Notes into the Shares will enlarge the shareholder capital base of the Company and the Directors consider that will facilitate the development and expansion of the Company. Taking into account that the conversion price represents a substantial premium to the prevailing Share price, the Directors are of the view that the terms of the Convertible Notes are fair and reasonable and are in the interest of the Group as a whole.

GENERAL

The Company is an investment holding company and the principal activities of its subsidiaries are property development, property leasing, finance, building construction, infrastructure business, hotel operation, department store operation, project management, property management and investment holding.

The Company will promptly notify the Stock Exchange if it becomes aware of any dealings in the Convertible Notes by any connected person (as defined in the Listing Rules) of the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meaning:

"associate(s)"	has the same meaning as defined in the Listing Rules
"Closing Date"	9 February 2004 or such other date as the Lead Manager, the Issuer and the Company may agree
"Company"	Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Convertible Note(s)"	convertible note(s) in an aggregate principal amount of HK$5,000,000,000 to be issued by the Issuer on the terms of the Trust Deed and the Optional Notes in an aggregate principal amount of HK$750,000,000
"Conversion Price"	HK$48.96 per Share (subject to adjustment)
"Conversion Shares"	Shares to be allotted and issued by the Company upon conversion of the Convertible Notes
"Directors"	the directors of the Company
"Early Redemption Amount"	100% of the principal amount of the Convertible Notes less an amount which will provide the Noteholders with a yield of negative 7.15% per annum in the case of redemption prior to the first anniversary of the Closing Date, and of negative 8.60% per annum in the case of redemption thereafter
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Trust Deed"	the deed constituting the Convertible Notes
"Issuer"	Henson International Finance Limited, a company incorporated in the Cayman Islands with limited liability, which is a wholly-owned subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maturity Date"	the date falling two years from (and inclusive of) the Closing Date
"Noteholder(s)"	holder(s) of the Convertible Notes from time to time
"Offering"	the offering of the Convertible Notes by the Lead Manager to subscribers for the Convertible Notes who are independent of and not connected with any of the substantial shareholders, chief executive and the directors of the Company, its subsidiaries, and associates of any of them
"Optional Notes"	the additional convertible notes to be issued upon exercise, in whole or in part, of the Option by the Lead Manager
"Option"	an option granted by the Issuer to the Lead Manager to subscribe for all or any of the Optional Notes commencing from 15 January 2004 and ending on the 30th day following the Closing Date
"PRC"	the People's Republic of China
"Subscription Agreement"	the subscription agreement dated 15 January, 2004 entered into between the Company, the Issuer and the Lead Manager in relation to the Offering
"Share(s)"	ordinary share(s) of HK$2.00 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	the lawful currency of Hong Kong
"US person(s)"	any person or entity deemed to be a US person for purposes of Regulation S under the Securities Act of 1933, as amended
"%"	per cent.

By Order of the Board
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
John Yip Ying Chee
Secretary

Hong Kong, 15 January 2004

Please also refer to the published version of this announcement in South China Morning Post.